UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE TIMKEN COMPANY SAVINGS PLAN
FOR TORRINGTON BARGAINING ASSOCIATES
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Audited Financial Statements and Supplemental Schedules

The Timken Company Savings Plan for Torrington Bargaining Associates
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

The Timken Company Savings Plan
for Torrington Bargaining Associates

Audited Financial Statements and Supplemental Schedules

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Table of Contents

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Timken Company Savings Plan for
Torrington Bargaining Associates

We have audited the accompanying statements of net assets available for benefits of The Timken Company Savings Plan for Torrington Bargaining Associates as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 23, 2005

0506-0652506

The Timken Company Savings Plan
for Torrington Bargaining Associates

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments, at fair value	**$ 2,318,700**	$ 2,566,706
Receivables:		
Contribution receivable from participants	**5,038**	5,047
Contribution receivable from The Timken Company	**2,258**	1,039
Accrued income	**1,767**	1,093
Total receivables	**9,063**	7,179
Net assets available for benefits	**$ 2,327,763**	$ 2,573,885

See accompanying notes.

The Timken Company Savings Plan
for Torrington Bargaining Associates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 140,789**
Interest and dividends	**22,653**
	163,442
Contributions:	
Participants	**357,663**
The Timken Company	**75,342**
	433,005
Total additions	**596,447**
Deductions	
Benefits paid directly to participants	**842,569**
Total deductions	**842,569**
Net decrease	**(246,122)**
Net assets available for benefits:	
Beginning of year	**2,573,885**
End of year	**$ 2,327,763**

See accompanying notes.

The Timken Company Savings Plan
for Torrington Bargaining Associates

Notes to Financial Statements

December 31, 2004 and 2003, and
Year Ended December 31, 2004

1. Description of Plan

The following description of The Timken Company Savings Plan for Torrington Bargaining Associates (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. The Plan was established on February 16, 2003. On February 18, 2003, The Timken Company acquired Ingersoll-Rand Company Limited's Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company.

General

The Plan is a defined contribution plan covering full-time hourly employees of Timken US Corporation (the Company) who are represented by the United Auto Workers Local 1645. The Timken Company is the Plan Administrator. Employees of the Company become eligible to participate in the Plan on the first of the month coincident with or immediately following completion of one year of service (including service with The Torrington Company prior to The Timken Company's purchase of The Torrington Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 14% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans. The Company matches participant contributions at an amount equal to 50% on the first 4% of the participant's eligible earnings, called "Company Matching Contributions."

Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan's investment options. The Company Matching Contributions are invested in Timken common shares. Participants are not permitted to direct the investment of the Company Matching Contributions until their service with the Company is terminated. Participants have access to their account information and the ability to make fund transfers and contribution changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Each participant's account is charged investment management fees for certain investment options available through the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company Matching Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution portion of their account plus actual earnings thereon occurs over a period of seven years with 20% vested after three years and an additional 20% in each of the years four to seven.

Participant Notes Receivable

Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their account balance related to participant contributions and rollover contributions. Loan terms generally cannot exceed five years. The loans are secured by the balance in the participant's vested account and bear interest at an interest rate of one percent in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

1. Description of Plan (continued)

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account. If a participant retires, either at age 65 or due to disability, he or she may elect to receive annual installment payments over a period of time not to exceed their life expectancy. If a participant retires from the Company, they may elect to receive partial distributions from the Plan at any time of no less than $500 per request. If a participant's vested account balance is greater than $3,500, they may leave their vested assets in the Plan until age 70½.

Plan Termination

The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either the Company or the United Auto Workers Local 1645 shall notify the other party in writing that they desire to terminate the Plan. The Plan may generally be amended by mutual consent of the Company and the United Auto Workers Local 1645. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $14.52 and $11.23 at December 31, 2004 and 2003, respectively.

2. Accounting Policies (continued)

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken Company common shares	$ 58,599
Mutual funds	4,089
Collective trust funds	78,101
	$140,789

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2004	2003
Timken Company Common Stock Fund*	**$ 279,089**	$ 191,456
American Express Trust U. S. Government Securities Fund I	**989,868**	1,157,876
American Express Trust Bond Fund	**119,536**	136,444
American Express Trust Medium-Term Horizon (50:50) Fund	**285,173**	245,951
American Express Trust Long-Term Horizon (80:20) Fund	**318,827**	312,579
American Express Trust Equity Index Base Fund	**–**	132,405

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31	
	2004	**2003**
Investments, at fair value:		
Timken Company Common Stock Fund	**$ 279,089**	$ 191,456
Receivable:		
Participants and Company contributions receivable	**2,443**	1,210
	$ 281,532	$ 192,666

4. Nonparticipant-Directed Investments (continued)

	Year Ended December 31, 2004
Change in net assets:	
Net appreciation in fair value of investments	$ 58,599
Dividends	5,161
Participant and Company contributions	92,018
Benefits paid directly to participants	(49,235)
Transfers to participant-directed accounts	(17,677)
	$ 88,866

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Income Tax Status

The Plan has applied for but has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan Administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

7. Related-Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 31, 2004:

	Shares	Dollars
Purchased	**5,452**	**$ 126,332**
Issued to participants for payment of benefits	**1,678**	**38,247**
Dividends received	–	**5,161**

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Subsequent Event

On March 24, 2005, all of the Timken Company's defined contribution plan assets, including the assets of the Plan, were transferred from American Express Trust Company to JPMorgan, the Company's new defined contribution plan recordkeeper. There was no effect to the Plan's financial statements because of the transfer.

Supplemental Schedules

The Timken Company Savings Plan for Torrington Bargaining Associates

EIN #34-0577130 Plan #022

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost (A)	Current Value
Timken Company Common Stock Fund*(A)	19,217 units	$ 205,594	$ 279,089
AXP New Dimensions Fund*	936 units		22,670
Templeton Foreign Fund	3,599 units		44,264
American Express Trust:*			
U.S. Government Securities Fund I	989,868 units		989,868
Bond Fund	1,540 units		119,536
Short-Term Horizon (25:75) Fund	3,788 units		76,638
Medium-Term Horizon (50:50) Fund	11,429 units		285,173
Long-Term Horizon (80:20) Fund	12,254 units		318,827
Small Cap Equity Index Fund II	4,049 units		79,444
Equity Index Base Fund	1,858 units		71,592
Participant notes receivable*	Interest rates ranging from 5.0% to 9.0% with various maturity dates		31,599
Total investments			$ 2,318,700

*Indicates party in interest to the Plan.

(A) Nonparticipant-directed investment. Cost information is only required for nonparticipant-directed investments.

The Timken Company Savings Plan
for Torrington Bargaining Associates

EIN #34-0577130 Plan #022

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2004

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii) – Series of transactions in a security in excess of 5% of the current value of plan assets							
The Timken Company (C)	Timken common shares						
	56 purchases aggregating 5,452 shares	$126,332			$ 126,332		
	51 sales aggregating 4,239 shares		$ 97,299		83,404		$ 13,895

(A) Commissions, taxes and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed investment.

There were no category (i), (ii), or (iv) transactions during 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS PLAN FOR TORRINGTON BARGAINING ASSOCIATES

Date: June 27, 2005

By: /s/ Scott A. Scherff

Scott A. Scherff
Corporate Secretary and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-103754) pertaining to The Timken Company Savings Plan for Torrington Bargaining Associates of The Timken Company of our report dated June 23, 2005, with respect to the financial statements and schedules of The Timken Company Savings Plan for Torrington Bargaining Associates included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2005